UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-144316-01

                                     333-144316

Fifth Third Auto Trust 2008-1

Fifth Third Holdings Funding, LLC

(Exact name of registrant as specified in its charter)

1701 Golf Road, Tower 1, 9th Floor, Rolling Meadows, Illinois 60008

(847) 354-7341

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Fifth Third Auto Trust 2008-1

Class A-1 2.73023% Auto Loan Asset Back Notes; Class A-2-A 3.58% Auto Loan Asset Backed Notes;

Class A-2-B One-Month LIBOR + 1.25% Auto Loan Asset Backed Notes; Class A-3-A 4.07% Auto Loan

Asset Backed Notes; Class A-3-B 0% Auto Loan Asset Backed Notes; Class A-4-A 4.81% Auto Loan Asset

Backed Notes; Class A-4-B One-Month LIBOR + 2.00% Auto Loan Asset Backed Notes;

Class B 5.51% Auto Loan Asset Backed Notes; Class C 6.08% Auto Loan Backed Asset Backed Notes;

Class D 6.66% Auto Loan Asset Backed Notes

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(2)	☐	Rule 12h-3(b)(1)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 33

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Fifth Third Holdings Funding, LLC, as Registrant, and Fifth Third Auto Trust 2008-1, as Co-Registrant, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2009

By:	/s/ Tayfun Tuzun
Fifth Third Holdings Funding, LLC, as Registrant

Name:	Tayfun Tuzun
Title:	President

By:	/s/ Tayfun Tuzun
Fifth Third Bank, an Ohio banking corporation, as Administrator for Fifth Third Auto Trust 2008-1, as Co-Registrant

Name:	Tayfun Tuzun
Title:	Assistant Treasurer